

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2015

Via E-mail
Martin P. Galvan
Vice President of Finance,
Chief Financial Officer and Treasurer
Lannett Company, Inc.
9000 State Road
Philadelphia, PA 19136

Re: **Lannett Company, Inc.**
Form 10-K for the Fiscal Year Ended June 30, 2014
Filed August 29, 2014
File No. 001-31298

Dear Mr. Galvan:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within 10 business days by providing us the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

General

1. We note that on July 17, 2014, you amended your bylaws to include a provision requiring any current or former stockholder of the Company or anyone acting on their behalf that initiates or asserts any claim or counterclaim against the Company to reimburse the Company for all fees, costs, and expenses associated with such claim where such party "does not obtain a judgment on the merits and substantially achieves, in both substance and amount, the full remedy sought in such claim." Please provide proposed risk factor disclosure to be included in your next periodic report under a separate heading disclosing that you have amended your bylaws to include a fee-reimbursement provision. Your risk factor disclosure should include the following information:

- The types of actions subject to reimbursement;
- The level of recovery required by the plaintiff to avoid payment (e.g., define "a judgment on the merits" and "substantially achieves, in both substance and amount");
- Who is subject to the provision (e.g., former and current shareholders, legal counsel, expert witnesses);
- Who would be allowed to recover (e.g., company, directors, officers, affiliates); and
- Whether the bylaw is intended to apply to potential federal securities law claims

Your risk factor disclosure should also note the risk that this provision could possibly discourage shareholder lawsuits that might benefit the company or its shareholders.

Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Intangible Assets, page 85

2. Please refer us to the technical literature upon which you based your accounting policy, whereby "costs to renew or extend the term of a recognized intangible asset are expensed as incurred." In particular, explain why this accounting treatment was appropriate for your extension of the contractual arrangements with JSP, when under your prior accounting treatment, you capitalized the fair value of common stock issued to JSP as consideration for these distribution rights.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Martin P. Galvan
Lannett Company, Inc.
February 12, 2015
Page 3

You may contact Senior Staff Accountants Vanessa Robertson at (202) 551-3649 or Frank Wyman at (202) 551-3660 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Preston Brewer, Staff Attorney, at (202) 551-3969 or Bryan Pitko, Special Counsel, at (202) 551-3203 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant